Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                  May 20, 2019



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 8044
                Interest Rate Hedge and ETF Portfolio, Series 24
                                 (the "Trust")
                      CIK No. 1767461 File No. 333-230933
         --------------------------------------------------------------

Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1. PLEASE CONSIDER PROVIDING AN EXAMPLE OF HOW DURATION IS CALCULATED OR AN EXAMPLE OF DURATION IN THE LAST BULLET POINT UNDER "INVESTING FOR RISING INTEREST RATES."

      Response: The prospectus has been revised in accordance with this comment.

Risks
-----

      2. PLEASE REVISE THE "EXCHANGE-TRADED FUNDS" RISK TO AVOID REPETITION OF THE DISCLOSURE INCLUDED IN THE "OBJECTIVE" SECTION AND FOCUS ON THE RISKS.

      Response: The prospectus has been revised in accordance with this comment.

      3. IF THE TRUST WILL INVEST IN OR HAVE EXPOSURE TO HIGH-YIELD SECURITIES AS A PRINCIPAL STRATEGY, PLEASE DISCLOSE THAT IN THE "PORTFOLIO" SECTION, OR IF NOT, PLEASE REMOVE "HIGH-YIELD SECURITIES" AS A PRINCIPAL RISK.

      Response: The prospectus has been revised in accordance with this comment.

      4. PLEASE TAILOR THE FIRST SENTENCE OF THE "MANAGEMENT RISK" TO THE ACTUAL INVESTMENTS OF THE TRUST, I.E., PLEASE DELETE "IF ANY" OR DELETE THE RISK ENTIRELY IF NO FUNDS ARE ACTIVELY MANAGED.

      Response: The prospectus has been revised in accordance with this comment.

Registration Statement
----------------------

      5. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      6. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By  /s/ Daniel J. Fallon
                                                       _________________________
                                                           Daniel J. Fallon